May 23, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Webb Interactive Services, Inc.
Rule 479 Application for Withdrawal of Offering Statement
File No. 024-10783

Pursuant to Rule 479 promulgated under the Securities Act of 1933, as amended, Webb Interactive Services, Inc., a Colorado corporation (the “Company”), hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Offering Statement on Form 1-A, File No. 024-10783 (the “Offering Statement”). The Offering Statement was originally filed with the Commission on December 28, 2017.

The Company requests an order granting withdrawal of the Offering Statement to be issued by the SEC because the Company has decided to file the offering statement as a Tier II and to increase the number of shares to be offered by the Company.  The Offering Statement has not been declared effective by the Commission, and the Company confirms that no securities have been sold pursuant to the Offering Statement.

Please forward copies of the order consenting to the withdrawal of the Offering Statement to the undersigned via email at info@webbinteractiveservices.com.

Very truly yours,

/s/ Steve Slome

Steve Slome

Chief Executive Officer